Exhibit 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

		Three months ended March 31,
		2014	2013

Earnings from continuing operations before income taxes		$134	$117
Less:	Equity earnings	(16)	(17)
Add:	Total fixed charges deducted from earnings	56	72
	Dividends received from equity investees	14	15

	Earnings available for payment of fixed charges	$188	$187

Fixed charges

	Interest expense	$55	$71
	Portion of operating lease rental deemed to be interest	1	1

	Total fixed charges deducted from earnings and fixed charges	$56	$72

Ratio of earnings to fixed charges		3.4	2.6